

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2013

Via E-mail
Barbra E. Kocsis
Man AHL FuturesAccess LLC
Chief Financial Officer and Vice President
c/o Merrill Lynch Alternative Investments LLC
250 Vesey Street
New York, NY 10080

     Re: Man AHL FuturesAccess LLC
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 27, 2013
              File No. 000-54140

Dear Ms. Kocsis:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Duc Dang

                                Duc Dang
                                Special Counsel